Hall Tees, Inc.

7405 Armstrong
Rowlett, Texas 75088
(214) 883-0140

September 30, 2009

Mr. John Reynolds
Mr. John Dana Brown
Ms. Raquel Howard
U.S. Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Hall Tees, Inc.
Form S-1/A
File No. 333-150829

Dear Mr. Reynolds, Mr. Brown and Ms. Howard:

Following are responses to your comment letter dated August 11, 2009.

Risk Factors
1.	Question
We note your response to our letter dated June 30, 2009 regarding your belief that uncashed subscription funds held in the Company safe will be outside the reach of creditors.  In the cover letter to your next amendment please explain the basis for your belief in light of applicable state law.  Otherwise, please add a risk factor.

Answer
Our belief that the funds held in our company safe are outside the reach of creditors is due to: (1) Until the checks are negotiated (deposited in our account) they are legally the funds of the Payor; (2) the checks are held by us in a capacity of trust and can only be turned over to the Company when the minimum subscription is met; and, (3) until cashed and deposited in our general account, they would not be assets of the Company and therefore would not be within reach of creditors.

2.	Question
In an appropriate risk factor, please briefly discuss the decline in sales of your products and the potential risks.

Answer
We have added a discussion on our declining sales in our first risk factor, “We have a limited operating history, having been operating since September 2007, with minimal revenue since inception that could cause us to run out of money and close our business”.

Management’s Discussion and Plan of Operations, page 16
3.	Question
We note your response to comment six of our letter dated June 30, 2009.  You state that “Upon approval of this registration statement the funds will be available to the Company”.  Please reconcile this statement with the statement in your July 29, 2009 letter that “until we reach the minimum offering, we would not be entitled to the funds nor legally able to access them”.

Answer
Our letter dated July 29, 2009 is correct.  Until we reach the minimum offering we would not be entitled to the funds nor legally able to access them.

4.	Question
We note your response to comment nine of our letter dated June 30, 2009.  Exhibit 10.4 does not appear to discuss the terms of the lease referenced on page 13 of your amended form S-1, including total lease payments of $29,220, and monthly payments of $487 including principal and interest.  Please file any written terms of the lease as an exhibit to your next amendment, or explain.

Answer
We inadvertently did not include the terms page in our filing of July 29, 2009 and have attached it as an exhibit to our current filing.

Material Changes in Financial Condition, page 17

5.	Question
We note your response to comment 12 of our letter dated June 30, 2009, noting your policy for determining an allowance for doubtful accounts.  We further note that your allowance balance, (receivables over 90 days old), has been $6,864 since March 31, 2008.  Therefore, it appears that approximately 40-50% of gross accounts receivables are over 90 days old as of March 31, 2009 and December 31, 2008.
•	a) Please provide us a roll-forward schedule of over 90 day old receivables from December 31, 2007 through June 30, 2009. Please explain each adjustment.
•	b) Describe to us and revise to disclose your collection efforts, the reasons why there were issues with collecting old receivables and management’s plans to improve collections.
•	c) Describe to us and revise to disclose your policy for writing off specific receivables deemed uncollectible.
•	d) Describe to us and revise to disclose the trends in the aging of your gross receivable balance as of December 31, 2008 and June 30, 2009.

Answer

	12/31/07	12/31/08	3/31/09	6/30/09
Acct Receivable	3,059	12,917	15,275	17,377
> 90 day A/R	0	6,864	6,563	9,205
Allowance – Bad Debts	0	6,864	6,864	9,205
Adjustment	0	6,864	0	2,341 (net)

•	a) The table above discloses our roll-forward schedule of over 90 days old receivables from December 31, 2007 to June 30, 2009.
o	At the end of 2007, our first year of activity, no adjustment was necessary.
o	At December 31, 2008, we had $6,864 of receivables older than 90 days from invoice date and therefore provided that amount.
o
At March31, 2009, the amount of receivables that were greater than 90 days old reduced by $301 as we were paid $680 of old invoices by three separate vendors and an additional $379 rolled into the greater than 90 day category.  As this difference was not significant, we did not adjust the allowance.

o
At June 30, 2009, the greater than 90 day category increased to $9,205 and therefore the allowance was increased by a net of $2,341.  In May, $4,482 of old receivables were written-off against the provision.  These invoices were all to one customer, Direct Technologies, and related to invoices dated prior to January 1, 2009.

•
b) Our collection efforts are typically straightforward as we deal with mainly small organizations and therefore request payment from the same people that place orders.  Our terms are typically net 10 days and we follow-up accordingly if we are not paid promptly.  Our Days Sales Outstanding at 12/08 - 60 days, 3/09 - 97 days, 6/09 - 79 days.  Collections improved this quarter as our percentage of sales to DT reduced from Q1 (63%) to Q2 (27%) and we saw improved collections from DT as well.

o
The reason we have had difficulty in collecting old receivables is because they mainly relate to our largest customer, Direct Technologies (DT).  DT’s balance of the greater than 90 days old balances were: 12/07 - 60%, 3/09 - 68%, 6/09 - 69%.  In the latter half of 2008 DT began having difficulty in making payments, as their business was severely impacted by the recession.  As DT continued to order, payments began to slowdown, and after various discussions we decided to continue to supply them after they reviewed their cash forecasts with us and assured us we would be paid.

o	Direct Technologies AR total balance and payments from 12/31/08 are:
▪	A/R at 12/31/08 - $9,373, add sales for the six months ending June 30, 2009 - $14,008; giving us a total of $23,381 of receivables.
▪	Payments of $10,266
▪	Write-offs of $4,482
▪	Ending AR balance at June 30, 2009, $8,633
o
Direct Technologies paid 2009 invoices, not invoices prior to 1/1/09 – hence the reason the balance did not vary much.  If they had paid oldest invoices first then we would have had $10,266 less of > 90 receivables at June 30, 2009.

•
c) We have adjusted our bad debt provision policy to review all accounts once they are in the 30-60 day category.  We have a limited number of customers (~20 at any given time) so it is not onerous to implement this process.  If we deem a balance at risk we will:

o	1) Review track record of the customer
o	2) Have a conversation with the customer
o	3) If these steps provide us no comfort we will immediately provide for the balance in question
•
d) Referencing the table below our aged receivables from invoice date increased from 38% at December 31, 2007 to a high of 76% at December 31, 2008 and dropped down to 69% as of June 30, 2009.  We have discussed above why there was an increase in 2008 of aged receivables and therefore DSO (Direct Technologies).  The improvement that we have seen since December 31, 2008 to June 30, 2009 is a result of migrating sales away from DT to new customers reducing our risk exposure in our largest customer.

	12/31/07	12/31/08	03/31/09	06/30/09
1-30 days	62%	24%	25%	31%
> 30 days	38%	76%	75%	69%
DSO	34	60	97	79

Management’s Discussion and Plan of Operations, page 18
6.	Question
We note your discussion of operating expenses stating depreciation expense of $13,169 for the year ended December 31, 2008.  However, the amount recognized as depreciation expense is $15,524 in your consolidated statement of operations for the year ended December 31, 2008.  Please reconcile and disclose the nature of the amounts included in line item depreciation as presented in your consolidated statement of operations.

Answer
The $15,524 is correct.  The discrepancy between the two is the amortization of the capital lease that is accounted for in fixed assets.  We have made this amendment.

7.	Question
We note your statement the net loss for 2008 is attributable to the high cost of contract services, $10,000 which will be reduced with the proceeds of the offering. Please quantify the reduction estimated by using in-house production and discuss your assumptions and judgments involved in determining that net loss will be reduced.

Answer
We have included in the NET LOSS section a discussion of our reduction estimates and assumptions on the cost savings of the contract services of $10,000.

Consolidated Financial Statements
8.	Please update, as necessary, the financial statements in accordance with Rule 8-08 of Regulation S-X.

Answer
We have updated our financial statements as of June 30, 2009 in accordance with Rule 8-08 of Regulation S-X.

Please call me if you need any further clarification on any of these answers.

Sincerely,

/s/  William Lewis
William Lewis
President